Filed Pursuant to Rule 433
Dated March 8, 2007
Registration No. 333-106040
AMERICAN INTERNATIONAL GROUP, INC.
£750,000,000
5.75% Series A-2 Junior Subordinated Debentures
Final Term Sheet

Issuer:	American International Group, Inc.

Title of Securities:	5.75% Series A-2 Junior Subordinated Debentures

Aggregate Principal Amount:	£750,000,000

Price to Public:	99.035%

Purchase Price by Underwriters:	98.035%

Scheduled Maturity Date:	March 15, 2037

Final Maturity Date:	March 15, 2067

Interest Rate and Interest Payment Dates During Fixed Rate Period:	5.75% from and including March 15, 2007 to but excluding March 15, 2017, payable semi-annually in arrears on each March 15 and September 15, beginning on September 15, 2007.

Interest Rate and Interest Payment Dates During Floating Rate Period:	Annual rate equal to three-month Sterling LIBOR +170.5 bp, from and including March 15, 2017, payable quarterly in arrears on each March 15, June 15, September 15 and December 15, beginning on June 15, 2017. If three-month Sterling LIBOR cannot be determined for the quarterly interest period beginning on March 15, 2017 in the manner specified in the preliminary prospectus supplement for the 5.75% Series A-2 Junior Subordinated Debentures, “three-month Sterling LIBOR” will be 5.53%.

Trade Date:	March 8, 2007

Settlement Date:	March 15, 2007

Optional Redemption:	Subject to restrictions under the Replacement Capital Covenant, redeemable

• in whole but not in part, at any time prior to March 15, 2017, at greater of par and discounted present value (discounted from March 15, 2017) at the Gilt rate plus 15 bp, together, in either case, with interest accrued to the redemption date; and

• in whole or in part, at any time on or after March 15, 2017 at par, together with interest accrued to the redemption date.

Redemption for Tax Event or Rating Agency Event:	Subject to restrictions under the Replacement Capital Covenant, redeemable in whole but not in part, at any time prior to March 15, 2017, at greater of par and discounted present value (discounted from March 15, 2017) at the Gilt rate plus 50 bp together, in either case, with interest accrued to the redemption date

Redemption if Obligated to Pay Additional Amounts:	Subject to restrictions under the Replacement Capital Covenant, redeemable in whole but not in part, at any time if the Issuer is obligated to pay Additional Amounts (other than as a result of an event that would, upon receipt of the required opinion, constitute a Tax Event) at par, together with interest accrued to the redemption date.

Replacement Capital Covenant:	A replacement capital covenant will apply until March 15, 2047. The dates referred to in the prospectus supplement on which the “applicable percentage” and the types of securities that constitute “qualifying capital securities” (as therein defined) will change are March 15, 2017 and March 15, 2037.

Reoffer Spread to Benchmark Gilt:	+110 bp

Benchmark Gilt:	UKT 4.00% due September 7, 2016

Benchmark Gilt Yield:	4.779%

Reoffer Yield:	5.879%

ISIN:	XS0291641420

Joint Structuring Advisors:	Citigroup Global Markets Limited, Deutsche Bank AG, London Branch, and J.P. Morgan Securities Ltd.

Joint Bookrunning Managers:	Barclays Bank PLC, Citigroup Global Markets Limited, Deutsche Bank AG, London Branch, HSBC Bank plc, and J.P. Morgan Securities Ltd.

Co-Managers:	Banco Santander Central Hispano, S.A, Royal Bank of Canada Europe Limited, The Royal Bank of Scotland plc and UBS Limited
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Limited collect at 44-20-7986-9000, Deutsche Bank AG, London Branch, collect at 44-207-545-1138 and J.P. Morgan Securities Ltd. collect at 44-207-779-2468.

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